Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

Bear Stearns - MGI PHARMA

September 12, 2005

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MGI PHARMA

Moderator: Jim Hawley

September 12, 2005

Vinay Thapar:	Okay, good morning. I’d like to welcome everyone to our 18th annual Bear Stearns Healthcare conference. My name is Vinay Thapar. I am pleased to introduce our next speaker, Jim Hawley, CFO of MGI PHARMA. Without further ado, Jim?

Jim Hawley:	Thank you, Vinay. Good morning, everyone. Thanks to Bear Stearns for inviting us to their healthcare conference, we appreciate it greatly. I would also like to acknowledge Ms. Jennifer Davis who is here with me down in the front row, MGI PHARMA’s Director of Investor Relations and Corporate Communications. And with that, let’s dive in.

As you will see at every presentation that you attend this morning, we will be making some forward-looking statements in this presentation and we direct you to our filings with the Securities and Exchange Commission to read the details of that. At MGI PHARMA, our goal, our mission is to build a leading biopharmaceutical company. And we believe that by executing on this strategy, we can attain revenues in excess of $1 billion in 5 years. Our lead product is Aloxi injection which had first half sales of $118 million and is the number one, in the number one market share position in the IV 5-HT3 market for chemotherapy induced nausea and vomiting. We are in the process of expanding our product portfolio and our product offerings with the pending acquisition of Guilford Pharmaceuticals which brings to us Aquavan injection as a late stage pipeline candidate for procedural sedation. And also Gliadel wafer which is currently being marketed for high grade malignant gliomas.

And also continued progress in our late stage pipeline reflecting our 2

004 business development activity: Dacogen injection which recently received an approvable letter from the FDA on September 1st; Saforis oral suspension for which we intend to file an NDA early in the fourth quarter for oral mucositis; and also ZYC101a coming from the ZYCOS acquisition or now referred to as MGI PHARMA Biologics which has just initiated, we just initiated a pivotal program for cervical dysphasia. And with that, at June 30th, we had just short of $219 million of cash and securities in the bank which can be used for capital to develop our programs going forward.

I want to spend a little bit of time talking about the strategic rationale behind the Guilford transaction which is clearly a piece of very recent significant news for us. This transaction positions MGI PHARMA to have franchises both in oncology and acute care that compliment each other very, very nicely. Aquavan injection for procedural sedation marries up very nicely with our planned expansion of the Aloxi injection franchise for post-operative nausea and vomiting, and we believe that once commercialized, Aquavan injection has revenue potential in the greater than $250 million range and the pivotal program for Aquavan injection is currently in the planning process.

Gliadel wafer fits very nicely into MGI PHARMA’s oncology focus with almost $28

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million in revenues in 2004 and the commercial organization of Guilford immediately strengthens MGI PHARMA’s position in the hospital marketplace, giving us some additional hospital presence. Synergistically, with the commercial capability that Guilford has, they have acute care relationships that we believe we can leverage immediately upon closing the transaction to help us with Aloxi injection in the chemotherapy induced nausea and vomiting marketplace and also upon ultimate Dacogen injection launch to beef up our hospital presence for that product as well.

Finally, Guilford has a couple interesting early stage opportunities the oncology portion of which fit our strategies quite nicely as we go forward. Post acquisition then, or post closing of the transaction then, we will have 5 marketed products led by our flagship of Aloxi injection for CINV and a quality late stage pipeline and we’ll spend a little bit more time talking about most of these as we continue on in the presentation this morning.

For those of you that may not be quite as familiar with MGI PHARMA, I want to spend a brief moment talking about Aloxi injection, our flagship product. It is a best in class 5-HT3 demonstrated by head to head trials during our clinical programs, and the result has been Aloxi injection being approved for both acute, i.e. day one and delayed beyond day one as a treatment for chemotherapy induced nausea and vomiting. That’s different from the competition which typically is involving a day one injection but then requires multiple days of follow on oral medication. So it’s important for all to compare the benefit of the one time treatment of Aloxi injection in conjunction with the initial chemo regimen versus the competition. As I mentioned earlier, first half ‘05 sales of Aloxi injection came in just short of $120 million and we obtained the number one market share position in IV CINV.

There is a franchise expansion opportunity for Aloxi injection that we’ll talk about in just a second for post operative nausea and vomiting and we also have a pivotal program underway for an oral formulation for Aloxi for CINV. And, if you look at the overall CINV franchise for Aloxi injection, we’re estimating that that could approach $500 million for us in peak sales.

Let’s talk a moment about post operative nausea and vomiting. PONV is a very common occurrence in surgical procedures and procedures involving anesthesia. As shown, it can occur in gynecological, abdominal, and ENT surgeries, has an incidence about 25% to 30%, and on an annual basis, 30 million doses of 5-HT3 receptor antagonists are used annually in the U.S. for PONV. The harm or difficulty with PONV is it can delay a hospital discharge requiring elongated stay, and ultimately then as a result drive up healthcare costs overall. So clearly having an effective treatment for PONV makes terrific sense and we’re optimistic about what the Aloxi injection franchise for PONV can do for us as an organization and a phase III program is underway for PONV.

We switch for a moment, I’d like to focus on Dacogen injection, Saforis and ZYC101a in terms of reviewing our late stage product pipeline. Dacogen injection, a novel hypomethylating agent that has shown some broad clinical activity, initially for our focus is on myelodysplastic syndromes, a group of diseases that affects the bone marrow. As you may or may not know, Dacogen injection has been accepted by the MAA for review by the EMEA in Europe, and as I mentioned earlier, we received an approvable letter from the FDA relating to Dacogen injection on September 1st, just a couple weeks ago.

In addition, we have some alternate dosing regimen studies that are ongoing: a one hour daily infusion over 5 days regimen that we think has shown very promising results. We believe that it has shown very promising results on an interim basis and that information

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was first presented at ASH last year, updated at ASCO earlier this year, and we believe will be updated again at the upcoming ASH meeting. We will be conducting an expanded AML program as 2005 continues. And in total, relating to the Dacogen injection compound, we have over 40 trials ongoing in a variety of settings. We believe hypometholation will be a very relevant treatment in a variety of cancers beyond just the MDS indication we’re looking at right now.

Saforis oral suspension, part of our supportive care group of offerings for oral mucositis came from MGI PHARMA’s acquisition of Aesgen in 2004. Oral mucousitis is problematic in that it can be, it can cause difficulty in achieving proper nutrition. It can cause pain, open sores in the mouth, can ultimately lead to hospitalization and even has some indication in mortality issues in certain instances. So it’s a, we think it’s a significant addition to our supportive care franchise, leverages our existing commercial organization, and will be a very, very nice compliment with Aloxi injection for CINV in that supportive care franchise arena. We are working on an NDA submission, finishing up an NDA submission, which we hope to present to the FDA as early as possible in the fourth quarter.

ZYC101a, again, coming out of the ZYCOS platform that we acquired, now called MGI PHARMA Biologics as part of the MGI PHARMA organization. This was also part of our 2004 acquisition program. It’s immunotherapy that is initially being focused on cervical dysphasia, which is a pre-cancerous condition. To this point, a phase II study has been completed in 161 patients, which showed complete resolution in 70% of those patients under age 25 versus 23% with placebo. We have commenced a phase III pivotal program the goal of which is to replicate the results that occurred in the phase II trial. The target audience is the gynecologist, which you will note overlaps quite nicely with the Aloxi injection PONV call.

I’d like to also spend a moment talking about irofulven which is a novel therapeutic class that MGI PHARMA has been working with for a number of years, post licensing that from the University of California in the acylfulvenes class. Irofulven has shown good activity in a variety of settings, both as a monotherapy and also in combination activity. MGI PHARMA has a very, very strong patent position and exclusive worldwide rights for the irofulven family. We’re currently working on some phase II activity for hormone refractory prostate cancer and we would hope to have those results by the end of the year and that will allow us to decide whether to pursue phase III activity and if so, to what level in patients that are hormone refractory and have failed taxotere as a treatment regimen

As standalone guidance, this is the financial guidance we’ve provided previously and this excludes any impact of the Guilford transaction. You’ll see total revenues for the year of $285 million led by the flagship product Aloxi injection of $260 million, and the various expenses that come down to an operating income level of $62 million. I wanted to reinforce for you that there are no Dacogen injection revenues that were incorporated into this guidance, but we did incorporate guidance regarding the full prelaunch and launch costs of Dacogen injection into these numbers. To try to give everybody a bit of an indication of what the impact of the Guilford transaction might be in the next couple of years, if you look at the broad pivotal clinical program in phase III that is planned for Aquavan, I think you’ll see that this kind of impact makes some sense that in 2006 there will be a diluted pretax income effect of about $35 million and as we evolve from clinical activity into prelaunch activity, we’ll see the diluted impact for 2007 estimated to be about $25 million with then the transaction becoming accretive in 2008 and a significant component of revenues and income beyond 2008 into the future.

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September 12, 2005

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Continuing along the financial profile for a little bit, again I’ll repeat the comment that we had cash and unrestricted marketable securities of almost $219 million as of June 30th, you can see the number of shares outstanding about 75.7 million and that excludes the earnings per share impact of about 8.3 million shares that would be factored into the equation in those quarters that we exceed $16 million of net income or for the full years that we exceed $64 million of net income under the accounting rules that are prescribed related to COCOS.

If you look then at our goals for a very, very active 2005, clearly it’s to achieve our Aloxi injection revenues, to achieve our other product sales promotion and licensing revenues, to complete our very, very active clinical program, to respond to the transfusion analysis that has been requested by the FDA in the approvable letter which we intend to respond to early in the fourth quarter, to advance the Dacogen injection development program for AML. As I said earlier, to complete the NDA submission for Saforis oral suspension as early into the fourth quarter as we possibly can, to advance the phase III programs related to Aloxi injection for PONV and also for the oral Aloxi formulation, continue to advance the ZYC101a pivotal program, complete the irofulven phase II trial so again we can make some decisions with regard to phase III activity there. And we didn’t talk at all earlier about the second product coming out of ZYCOS platform which is ZYC300 and that’s related to solid tumors. But we will be evaluating that as the year progresses in terms of a phase I/phase II program.

In terms of other corporate goals, we have global rights for all of our product portfolio other than Aloxi injection. Aloxi injection was licensed, as you may know, from Helsinn Healthcare. But for the rest of our portfolio, we do have worldwide rights. And so one of the tasks that we’re continuing to work on is developing those commercialization paths outside North America, focusing first on Europe and then secondarily on Japan. And we have a number of conversations ongoing right now, some of which relate to strictly out licensing products on a individual basis evolving on a continuum through perhaps more strategic transactions either dealing with multiple products or perhaps the entire market basket. And those conversations have even been intensified and have taken on a little bit of a different course now as we look at the Guilford transaction and the fact that Aquavan now gets added to the market basket of late stage candidates available.

And finally, we certainly have a goal of closing the Guilford transaction in the fourth quarter of 2005. From a regulatory standpoint we are pretty much complete. The SEC has said they are not going to review the S4 that was filed. The waiting period for Hart-Scott-Rodino has expired, so we are awaiting the Guilford shareholder vote that will occur at the end of the month and assuming an affirmative vote from the Guilford shareholders, we’ll be in a position to close that transaction shortly thereafter.

So, I thank you very much for your attendance and your attention. We are clearly focused on building a leading oncology and acute care company. Hopefully you see that from the product offering that we will have from what we considered to be a very, very strong late stage product candidate pipeline. And we certainly appreciate the support of our shareholders as we work on this program going forward to drive value for them. With that, I think we might have time for a question or two here before we retreat to the breakout room.

Vinay Thapar:	We have time for one or two questions so if there are any in the audience right now?

Unidentified person:	I have a question on Aloxi injection and the length of the patent?

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Jim Hawley:	We believe we have IP coverage with Aloxi injection to the year 2010. The patents expire technically in 2008 but we have coverage until 2010 and we’re eligible for Hatch Waxman which would carry it out to the 2015 timeframe. It is in that process. We are waiting to hear back with the patent office and have spoken with their colleagues in the other part of government, and as far as we’re concerned, that’s just an administrative activity that needs to occur. And so we believe we’ve got IP coverage out through 2015.

Vinay Thapar:	Jim, perhaps a quick question. Can you review for us what the company said publicly about the FDA approvable letter around Dacogen injection and if you believe that any investor misperception that should warrant any clarification around it?

Jim Hawley:	Be happy to, Vinay. As I said in my presentation, we got an approvable letter on September 1st. We certainly understand why our investors are interested in that. We’ve traditionally not had a practice of talking about our conversations or interactions with the FDA during an approval process of which this continues to be. The approvable letter was based on an overall response rate endpoint, which is consistent with what our expectations were. So from a performance of the product standpoint, nothing came through there. No new trials, no new clinical trials are needed in order to respond to the FDA response.

What they have requested, which we believe to be a very straightforward process, is they want an analysis of the transfusion data. And that’s for all 160 patients that were included both in the supportive care arm as well as the Dacogen injection treated arm. And we’re in the process of completing that process right now. I know there’s a lot of handicapping going on out there in terms of what type of information was requested and what does it mean, but again, we believe it to be relatively straightforward. We’ll be reviewing the source documents going back to all the transfusion data for those patients. We’ll be compiling it, analyzing it, providing a report. We believe the report will be very straightforward and very crisp, something that probably can be reviewed in a day and that then we’ll hear from the FDA as to how long they’ll take to look at it and again, we can’t handicap that, but we believe it will be straightforward and it will probably be somewhat dependent on what their workload is at the agency at the point in time in terms of how fast that can occur. We have confidence in the underlying data. The Dacogen injection submission and the data have been adjudicated by an independent group of reviewers. So there’s nothing that causes us to believe that this is anything to be concerned about. We intend to get the information compiled and submitted as early into the fourth quarter as we possibly can, and when the FDA lets us know how long they’re going to take to review it, then we’ll be providing further information to the investing public. And we know that’s a little bit frustrating and probably not as complete as everyone would like to hear, but that’s where we’re at and that’s how we’re commenting on it at this point in time.

Vinay Thapar:	Jim, thank you. With that, I think we’ll move to the breakout room. Again, the breakout room is in the Julliard room downstairs. Thank you.

Jim Hawley:	Thank you very much.

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September 12, 2005

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Important Additional Information

Pursuant to a definitive Agreement and Plan of Merger, dated July 20, 2005 (the “Merger Agreement”) by and among MGI PHARMA, Granite Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of MGI PHARMA, and Guilford Pharmaceuticals, Inc. (“Guilford”), upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Guilford, with Guilford continuing as the surviving corporation as a wholly-owned subsidiary of MGI PHARMA (the “Merger”). In connection with the Merger, MGI PHARMA filed with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the Merger. The final Proxy Statement/Prospectus has been mailed to Guilford stockholders. Guilford stockholders are able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.

Participants in Solicitation

MGI PHARMA, Guilford, and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the Merger. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that has been filed with the SEC.